FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2022

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

1430 - 800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6
604-562-9664
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F               Form 40-F      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

New Found Reviews 2022 Achievements

VANCOUVER, British Columbia--(BUSINESS WIRE)--December 28, 2022--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to review the 2022 year of exploration at its 100%-owned Queensway Project (“Queensway”). The Company entered 2022 with significant working capital and an aggressive drill plan to continue to build off initial discoveries made along a 2.7km stretch of the Appleton Fault Zone (“AFZ”), which included Keats, Lotto, and Golden Joint. The discovery of multiple zones validated management’s working model that gold mineralization at Queensway is spatially associated with the AFZ that strikes over 100km+ of the Queensway Project producing a large territory of prospective ground yet to be explored.

Highlights

Building on these early successes, in 2022 New Found:

  Discovered multiple new zones along the AFZ, including Keats North, the Keats South Extension, Lotto North, and Keats West (Figure 1).
  Intercepted 42.6 g/t Au over 32m at Keats West, a new discovery that remains open in all directions and, more importantly, proves the west side of the highly prospective AFZ is host to high-grade epizonal style gold mineralization, opening up a vast unexplored domain.
  Drilled 184,911m in 2022, a record year of core production. Approximately 319,000m of the ongoing 400,000m drill program has been completed to date, with results pending for ~60,000m.
  Completed an inaugural drill program at Queensway South, drilling 7,254m across 33 holes, with assays pending.
  Initiated the use of industry-leading Chrysos PhotonAssayTM method, through MSALABS in Val-d’Or, providing a more efficient, cost-effective, and environmentally friendly alternative to the traditional fire assay method for gold determination.
  Significantly expanded its exploration team with 257 workers now on site including 165 contractors and 92 employees. Currently, 90% of New Found’s workforce calls Newfoundland home.
  Appointed Ron Hampton as Chief Development Officer to accelerate the Queensway Project through advanced exploration, environmental permitting, and into the project development phase.
  Completed construction of the Company’s 25,000 ft2 “Giga-Shack” core processing facility, with a grand opening planned for January 2023 (Figure 2).
  Optioned 13,755ha of additional ground at Queensway North, which covers 6.1km of the AFZ and 7.9km of the JBP Fault Zone, where field crews have begun soil sampling programs.
  Raised $50 million in a bought deal financing led by Bank of Montreal at a price of $8.00 per share, resulting in minimal dilution of 3.6%. New Found ends the year with $90.6 million in cash and marketable securities.

Collin Kettell, Founder & CEO of New Found stated: “The Queensway Project is located on the Trans-Canada Highway near the Town of Gander and Gander International Airport; high voltage transmission lines crosscut the project that are driven by locally generated hydroelectric power; a local and highly skilled workforce is in place; and the rocks and geology at Queensway have proven host to significant high-grade gold mineralization. The combination of all of these factors makes Queensway unique and attractive. Despite tough market conditions for gold equities, New Found has continued to execute on exploration and command market attention, which has supported the raising of minimally dilutive capital. This is a testament to the exceptional nature of this project. As we enter 2023, we will remain laser-focused on delineating additional gold mineralization through aggressive drilling and exploration. I would like to thank the entire New Found team, our surrounding communities and Newfoundland as a whole, and our incredibly supportive shareholders, who together have made this all possible. If the past is any indication, 2023 will be full of surprises and a bit of excitement.”

Queensway 400,000m Drill Program Update

Approximately 319,000m of the 400,000m program at Queensway has been drilled to date with ~60,000m of the core still pending assay results.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated December 28, 2022, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

Stock Options

New Found announces that it has granted stock options exercisable for a total of 1,512,500 common shares in the capital of the Company to certain officers and directors of the Company. These stock options have an exercise price of $5.68 per option and expire on December 27, 2027. This stock option grant is subject to TSX Venture Exchange approval.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project which comprises a 1,650km2 area located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 400,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $90.6 million as of December 2022.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; assay results; the interpretation of drilling and assay results, the results of the drilling program, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," “interpreted,” "intends," "estimates," "projects," "aims," “suggests,” “often,” “target,” “future,” “likely,” “pending,” "potential," "goal," "objective," "prospective," “possibly,” “preliminary”, and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: "Collin Kettell"
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: December 28, 2022	By:	/s/ Collin Kettell
Chief Executive Officer